UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 12b-25/A

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NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D
☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2014 ☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Bakken Resources, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

1425 Birch Ave., Suite A,
Address of Principal Executive Office (Street and Number)

Helena, Montana 59601
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

On Friday, March 31, 2015 Bakken Resources, Inc. (“Company,” “Us,” “We”) filed Form 12b-25, or NT 10-K, with the U.S. Securities and Exchange Commission (“SEC”) in order to extend its 10-K filing deadline by the 15 calendar days allotted under Rule 12b-25. At that time the Company had indicated that it would file its Form 10-K for the year ended December 31, 2014 by the extended deadline of April 15, 2015. On April 3, 2015, however, the Company received information from its independent registered public accounting firm, Malone Bailey, LLP, that Malone Bailey will not certify the Company’s Form 10-K filing until after reviewing the report of the Company’s ongoing independent internal investigation. We disclosed our internal investigation in a Form 8-K filed with the SEC on March 30, 2015 and do not expect the report to be available before our Form 10-K’s extended filing deadline of April 15, 2015.

Due to the independent nature of the ongoing investigation, the Company lacks control over when the investigator will deliver its report. As soon as the report of the independent outside investigation becomes available, the Company will make all reasonable efforts to promptly file of the Company’s Form 10-K for the year ended December 31, 2014.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Dan Anderson	(406)	442-9444
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ NO ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ NO ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Bakken Resources, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 15, 2015	By:	/s/ Dan Anderson, CFO